CUSIP No. 23247M106

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CYBERLUX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23247M106

(CUSIP Number)

Carole Wright

UTEK Corporation

2109 E. Palm Avenue

Tampa, FL 33605

813-754-4330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23247M106

1.	Names of Reporting Persons UTEK CORPORATION I.R.S. Identification Nos. of above persons (entities only) 59-3603677
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 192,406,484*
8. Shared Voting Power
9. Sole Dispositive Power 192,406,484*
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,406,484*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 26.9%*
14.	Type of Reporting Person (See Instructions) CO

*	As of November 13, 2007, UTEK was the record owner of 27,981,484 shares of common stock of Cyberlux Corporation, the record owner of 98,000 shares of Series C convertible preferred stock of Cyberlux Corporation that would be convertible after November 10, 2007 into approximately 126,000,000 shares of Cyberlux Corporation common stock, and was the record owner of 50,000 shares of Series C convertible preferred stock of Cyberlux Corporation that would be convertible after January 11, 2008 into approximately 38,425,000 shares of Cyberlux Corporation common stock assuming that the average of the closing prices for the Cyberlux Corporation common stock for the 10 trading days prior to the conversions of the stock was $.02 per share, which was the market price of the common stock on November 13, 2007. All of such shares of common stock (192,406,484 shares) would constitute approximately 26.9% of the 716,567,881 shares of common stock that would be outstanding after the conversion of such convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filings with the Commission by Cyberlux Corporation). UTEK has the sole power to vote and dispose of all of such shares.

CUSIP No. 23247M106

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Cyberlux Corporation, a Nevada corporation. The address of the principal executive offices of Cyberlux Corporation is 4625 Creekstone Drive, Suite 100, Research Triangle Park, Durham, NC 27703.

Item 2.	Identity and Background

This statement on Schedule 13D (this "Statement") is being filed by UTEK Corporation, a Delaware corporation (“UTEK”). UTEK is a publicly-held specialty finance company focused on technology transfers. UTEK's services enable companies to acquire innovative technologies from universities and research laboratories worldwide. UTEK facilitates the identification and acquisition of external technologies for clients in exchange for their equity securities. In addition, UTEK offers companies the tools to search, analyze and manage university intellectual properties. UTEK is a business development company with operations in the United States, United Kingdom and Israel. UTEK’s principal business office is located at 2109 E. Palm Avenue, Tampa, Florida 33605.

To the best of UTEK’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of UTEK:

(1) name;

(2) business address;

(3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4) citizenship.

During the last five years, neither UTEK nor, to the best of UTEK 's knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 1, 2006, UTEK entered into a Strategic Alliance Agreement with Cyberlux Corporation, pursuant to which UTEK agreed to perform certain services for Cyberlux Corporation during the

CUSIP No. 23247M106

subsequent 12-month period, relating to the identification and acquisition of new technology, in consideration of a payment of 1,481,484 shares of the common stock of Cyberlux Corporation. Such shares were delivered in advance and earned ratably over the 12-month period.

On November 10, 2006, UTEK entered into an Agreement and Plan of Acquisition pursuant to which it received 98,000 shares of Series C convertible preferred stock of Cyberlux Corporation in connection with the sale its wholly-owned subsidiary, SPE Technologies, Inc. (“SPE”), to Cyberlux Corporation. At the time of the sale, SPE held $250,000 in cash and technology licensed from Rensselaer Polytechnic Institute. The 98,000 shares of Series C preferred stock are convertible into $2,469,600 worth of common shares of Cyberlux Corporation at the option of UTEK at any time after November 10, 2007, with such stock being valued based on the average of the closing prices for the Cyberlux Corporation common stock for the 10 trading days prior to the conversion of the stock. Cyberlux Corporation has the option of delivering $1,520,000 in cash to UTEK in lieu of the shares of common stock upon conversion.

On January 11, 2007, UTEK received 26,500,000 shares of common stock and 50,000 shares of Series C convertible preferred stock of Cyberlux Corporation in connection with the sale of its wholly-owned subsidiary, Hybrid Lighting Technologies, Inc. (“HLTI”), to Cyberlux Corporation. At the time of the sale, HLTI held $150,000 in cash and technology licensed from The Regents of California. The 50,000 shares of Series C preferred stock are convertible into $768,500 worth of common shares of Cyberlux Corporation at the option of UTEK at any time after January 11, 2008, with such stock being valued based on the average of the closing prices for the Cyberlux Corporation common stock for the 10 trading days prior to the conversion of the stock.

UTEK has no present plans or proposals relating to Cyberlux Corporation which relate to or would result in:

(a)	The acquisition by any person of additional securities of Cyberlux Corporation;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cyberlux Corporation or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Cyberlux Corporation or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Cyberlux Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Cyberlux Corporation;

(f)	Any other material change in Cyberlux Corporation’s business or corporate structure including but not limited to, if Cyberlux Corporation is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in Cyberlux Corporation’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cyberlux Corporation by any person;

CUSIP No. 23247M106

(h)	Causing a class of securities of Cyberlux Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Cyberlux Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

(j)	Any action similar to any of those enumerated above.

UTEK intends to sell the shares of common stock it presently holds, and those into which it converts the preferred stock of Cyberlux Corporation in the future, as permitted under SEC Rule 144 and as market conditions permit.

Item 4.	Purpose of Transaction

See Item 3 above.

Item 5.	Interest in Securities of Cyberlux Corporation

As of November 13, 2007, UTEK was the record owner of 27,981,484 shares of common stock of Cyberlux Corporation, the record owner of 98,000 shares of Series C convertible preferred stock of Cyberlux Corporation that would be convertible after November 10, 2007 into approximately 126,000,000 shares of Cyberlux Corporation common stock, and was the record owner of 50,000 shares of Series C convertible preferred stock of Cyberlux Corporation that would be convertible after January 11, 2008 into approximately 38,425,000 shares of Cyberlux Corporation common stock assuming that the average of the closing prices for the Cyberlux Corporation common stock for the 10 trading days prior to the conversions of the stock was $.02 per share, which was the market price of the common stock on November 13, 2007. All of such shares of common stock (192,406,484 shares) would constitute approximately 26.9% of the 716,567,881 shares of common stock that would be outstanding after the conversion of such convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filings with the Commission by Cyberlux Corporation). UTEK has the sole power to vote and dispose of all of such shares.

In the past 60 days, there were no transactions in the shares of Cyberlux Corporation by UTEK or any of its officers or directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Cyberlux Corporation

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Cyberlux Corporation, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 23247M106

Item 7.	Material to Be Filed as Exhibits

The following documents are attached hereto as exhibits:

Exhibit No.:
7.1	Agreement and Plan of Acquisition, dated November 10, 2006, among SPE Technologies, Inc., UTEK Corporation and Cyberlux Corporation, Inc. (incorporated herein by reference to Exhibit 7.1 to the original Schedule 13D filed with the SEC on March 2, 2007).

7.2	Agreement and Plan of Acquisition, dated January 11, 2007, among Hybrid Lighting Technologies, Inc., UTEK Corporation and Cyberlux Corporation, Inc. (incorporated herein by reference to Exhibit 7.2 to the original Schedule 13D filed with the SEC on March 2, 2007).

7.3	Strategic Alliance Agreement between UTEK Corporation and Cyberlux Corporation, Inc., dated June 1, 2006. (incorporated herein by reference to Exhibit 7.3 to the original Schedule 13D filed with the SEC on March 2, 2007).

CUSIP No. 23247M106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2007

/s/ Carole R. Wright, CFO
Signature

Carole R. Wright, CFO
Name/Title

CUSIP No. 23247M106

SCHEDULE I

NAME	WORK ADDRESS	OCCUPATION	CITIZENSHIP
Stuart Brooks, M.D.	University of South Florida 13201 Bruce B. Downs Blvd. Tampa, FL 33612	Professor of Medicine & Director of NIOSH Education & Research Center at USF	US

Arthur Chapnik	500 East 77th Street, #1826 New York, NY 10162	President, Harrison McJade & Co., Ltd.	US

Clifford M. Gross, Ph.D.	UTEK Corporation 2109 E. Palm Avenue Tampa, FL 33605	Chairman & Chief Executive Officer of UTEK	US

Kwabena Gyimah-Brempong	USF – Economics Dept. 4202 E. Fowler Avenue, BSN3403 Tampa, FL 33620	Chairman & Professor of Economics USF School of Business	US

Holly Callen Hamilton	Callen & Associates Financial Assoc. 7903 Wyoming Court Minneapolis, MN 55438	President, Callen & Associates Financial Services, Inc.	US

Rt. Hon. Francis Maude	25 Victoria Street London, SW1H 0DL United Kingdom	Member of Parliament and Chairman of the Conservative Party	United Kingdom

John J. Micek III, J.D.	300 Hamilton Avenue, 4th Floor Palo Alto, CA 94301	Managing Director, Silicon Prairie Partners, LP	US

Sam I. Reiber, J.D.	2109 E. Palm Avenue Tampa, FL 33605	Attorney at Law (VP and General Counsel for UTEK)	US

Keith A. Witter, J.D.	423 3rd Avenue SE Rochester, MN 55904	President, FFP Investment Advisors, Inc.	US